WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com



Direct Dial + (212) 819-8631 vpupello@whitecase.com

SUPPL

May 11, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated April 25, 2005, announcing the Company's financial results for the first quarter of 2005.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello

VP:vp

Enclosure

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL




SEC MAIL
PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
185
SECTION

For Immediate Release

Grupo Industrial Saltillo Reports First Quarter 2005 Results

Saltillo, Mexico, April 25, 2005 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2005[1].

First Quarter 2005 Financial Highlights[1]

- Consolidated revenues were Ps.2,217 million, a year-over-year increase of 12%, and a 10% sequential decline. In dollar terms, revenues rose 15% year-over-year to US$197 million.
- Operating income declined 72% year-over-year to Ps.39 million. On a sequential basis, operating income fell 82%. Operating margin dropped to 2%, from 7% in 1Q04 and 9% for 4Q04. In dollar terms, operating income was US$3 million, a 71% year-over-year decline.
- Consolidated EBITDA decreased 27% year-over-year to Ps.224 million, and 44% on a sequential basis. EBITDA margin dropped to 10% from 15% in 1Q04 and 16% in 4Q04. In dollar terms, EBITDA was US$20 million, a year-over-year drop of 25%.
- During the quarter the Company posted a net majority loss of Ps.8 million (US$1 million), or a loss per ordinary share of Ps.0.03 (US$0.02 per ADS). This compares with a net majority gain of Ps.94 million (US$8 million) for 1Q04, or a gain per ordinary share of Ps 0.33 (US$0.17 per ADS).

First Quarter 2005 Earnings Conference Call

(Please note that the conference call will be held in Spanish)

Date:	Tuesday, April 26, 2005
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	5580284
Tape Playback:	Starting Friday, April 26, 2005, at 1:00 PM US EST, ending at midnight EST on Tuesday, May 3, 2005. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 5580284

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2005. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FIRST QUARTER 2005 CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 1Q05 rose 12% YoY to Ps.2,217 million, driven by the 37% increase at Metal and Automotive. Building Materials and Housewares revenues, in turn declined 4% and 7%, respectively.

Exports for the quarter rose 32% year-over-year, as a result of the ongoing recovery of the U.S. economy, incremental exports to Australia and the U.S. by the Aluminum Foundry business, additional exports to the U.S. for Caterpillar and John Deere at the Diesel Iron Foundry and sales to Toyota at the Gasoline Foundry business. Exports also reflect higher sales ceramic tiles and bathroom fixtures sales.

For the remainder of 2005, management expects YoY additional growth to be driven by incremental sales at the Gasoline and Diesel Iron Foundries and the ongoing ramping up of the Ductile Iron Auto Parts business. Sales are also anticipated to benefit from increasing volumes of the EV6 aluminum project as well as the new L850 Four Cylinder Head contract with GM, launched in 1Q05. Sales at the Gasoline and Diesel Blocks and Heads businesses are also expected to benefit from the continued implementation of surcharges to partially offset higher raw material prices. Management also anticipates continued growth at Building Materials resulting from the ramping up of the new ceramic tiles plant in Chihuahua, a recovery in domestic demand driven by the federal housing program, as well as ongoing opening of points of sale by distributors and additional exports to the U.S.

Table 1: Total Sales

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Revenues (Million Pesos)	2,217	2,472	1,973	12%	(10%)
Metal and Automotive	*1,098*	*1,046*	*799*	*37%*	*5%*
Building Materials	*860*	*1,128*	*897*	*(4%)*	*(24%)*
Housewares	*258*	*298*	*277*	*(7%)*	*(13%)*
Domestic Sales	931	1,253	1,000	(7%)	(26%)
Exports	1,286	1,219	973	32%	5%
Revenues (Million Dollars)	197	216	171	15%	(8%)
Metal and Automotive	*98*	*91*	*69*	*41%*	*7%*
Building Materials	*77*	*98*	*78*	*(2%)*	*(22%)*
Housewares	*23*	*26*	*24*	*(4%)*	*(12%)*
Volume					
Metal and Automotive				*19%*	*11%*
Building Materials				*(5%)*	*(23%)*
Housewares				*(17%)*	*(17%)*

Operating Income (EBIT)

Operating income for 1Q05 fell YoY by 72% to Ps.39 million. Operating margin dropped to 2%, from 7% in 1Q04.

The 72% decline in EBIT is principally explained by:

- The decline in volume at the Building Products division and the resulting lower cost absorption;

- Incremental preventive maintenance expenses at the Iron Foundry and continued cost overruns at the Diesel Iron Blocks and Heads business;
- Higher prices of certain raw materials such as carbon coke, ferro alloys, steel, and which was not yet passed through to all clients;
- Lower absorption of fixed and semi-fixed costs stemming from the ramping up of three new plants, particularly at the Chihuahua ceramic tiles plant;
- Higher depreciation reflecting the new Ceramic Tiles, Aluminum plants and ductile iron plants;
- Higher energy and raw material costs across the businesses; and
- A 3.5% salary increase for unionized employees at the three divisions.

EBITDA for 1Q05 declined 27% YoY to Ps.224 million. EBITDA margin fell to 10% from 15% in 1Q04.

For the remainder of 2005, management expects operating income to improve YoY driven by higher capacity utilization. Management also expects to resolve the cost overruns at the Diesel and Gasoline businesses towards the end of the year and anticipates continuing to pass through increases in raw material prices to customers.

Table 2: Operating Income and EBITDA

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	39	217	137	*(72%)*	(82%)
Margin	*2%*	*9%*	*7%*		
Million Dollars	3	19	12	*(71%)*	(82%)
EBITDA					
Million Pesos	224	403	306	*(27%)*	(44%)
Margin	*10%*	*16%*	*15%*		
Million Dollars	20	35	27	*(25%)*	(43%)

Comprehensive Financial Cost (CFC)

CFC for the quarter was a loss of Ps.38 million, down from a Ps.32 million gain for the same period last year. This resulted mainly from the Ps.23 million non-cash loss from the mark-to-market of cross currency swap agreements executed on March 4, 2004 to convert peso denominated debt from the issuance of Certificados Bursatiles to U.S. Dollars.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since 4Q03. As a result, for 1Q05 the Company credited shareholder's equity with Ps.92 million and added Ps.46 million in deferred liabilities. Both of these figures represent non-cash items.

CFC also reflects a Ps.7 million monetary gain, and financial income of Ps.26 million for the quarter.

Total bank debt at March 31, 2005 was Ps.3,231 million (US$283 million), of which 91% is long-term.

Table 3: Comprehensive Financial Cost

	1Q05	4Q04	1Q04
CFC	38	(98)	(32)
Financial Expenses	45	55	32
Financial Income	(26)	(35)	(22)
Foreign Exchange Fluctuation	3	(13)	(29)
Derivatives	23	(43)	7
Monetary Loss	(7)	(61)	(20)

Other Income or Expenses

During the quarter, the Company recorded a Ps.20 million extraordinary income, net, principally reflecting a Ps.16 million gain from the divestiture of the non-core Molds for Plastic Injection business that took on February 2005. During the quarter, the Company also sold a piece of land in the center of Mexico, which resulted in a Ps.3 million gain.

Majority Net Income

For the quarter, the Company posted a majority net loss of Ps.8 million, or a 1% negative net income margin, compared with a gain of Ps.94 million, or a positive net margin of 5% for 1Q04. EPS for the quarter declined year-over-year to negative Ps.0.03 (US$0.02 per ADS) from a net gain per share of Ps. 0.33 (US$0.17 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$6 million. Of these, US$4 million were invested in the new project to cater L850 4 cylinder aluminum heads to GM and US$2 million at the new porcelanato ceramic tiles plant in San Luis Potosi.

METAL AND AUTOMOTIVE

For 1Q05, Metal and Automotive revenues represented 49% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 rose YoY by 37% to Ps.1,098 million driven by strong growth at the Aluminum, Diesel Iron Engine Blocks & Heads and Iron Auto Parts businesses. Sales at the Gasoline Iron Engine Blocks & Heads business also contributed to revenue growth.

Aluminum volumes rose 31% YoY due to continued strong sales from increasing volumes of GM's EV6 engine blocks, particularly to Australia and the US. The initial ramping up of the new L850 Four Cylinder Head contract with GM launched in 1Q05 also contributed to volume growth. Sales, in turn, were up 73% driven by value-added engine blocks, while in 1Q04 sales were mostly represented by engine heads.

Diesel Iron Engine Blocks & Heads volumes increased YoY by 19%, through incremental volumes to Caterpillar, Detroit Diesel and John Deere. Revenues rose 40%, reflecting a more favorable product mix and the continued partial pass through of the increase in the price of iron scrap and other commodities.

Volumes at Gasoline Iron Blocks & Heads YoY remained unchanged, while sales rose 2% reflecting price increases and the partial pass through of higher raw material prices to certain customers, which represented 14% of this business' sales.

Volumes of Iron Auto Parts rose by 78% YoY during the quarter. Growth was driven by the ramping up of operations as well as the addition of Chrysler to the client roster. Revenues were up 70% for the quarter, reflecting a lower priced average product mix resulting from new castings. This new foundry continues to operate above management's expectations, both in terms of quality and product development.

For the remainder of 2005, management expects additional sales growth driven by incremental sales to Toyota, Volkswagen and Chrysler at the Gasoline Iron Foundry and the ongoing ramping up of the ductile iron auto parts business. Sales at the Diesel Iron Foundry are also expected to grow, led by higher sales to Caterpillar and John Deer. Sales are also anticipated to benefit from the consolidation of the EV6 aluminum project as well as the ramping up of the new L850 Four Cylinder Head contract with GM launched in 1Q05. Sales at the Gasoline and Diesel Engine Blocks and Heads businesses are also expected to benefit from the continued implementation of surcharges to partially offset higher raw material prices.

Table 4: Sales - Metal and Automotive Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	1,098	1,046	799	*37%*	*5%*
Sales (Million Dollars)	98	91	69	41%	7%
*Aluminum B & H (Gasoline)**	*42*	*39*	*24*	*73%*	*8%*
*Iron Engine B & H (Diesel)**	*26*	*28*	*19*	*40%*	*(5%)*
*Iron Engine B & H (Gasoline)**	*21*	*17*	*20*	*2%*	*21%*
*Iron Autoparts**	*8*	*7*	*5*	*70%*	*23%*
Volume					
Aluminum B & H (Gasoline)				31%	9%
Iron Engine B & H (Diesel)				19%	(3%)
Iron Engine B & H (Gasoline)				0%	27%
Iron Autoparts				*78%*	*21%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

During the quarter, the division posted a Ps.5 million operating loss, compared with an operating loss of Ps.0.4 million in 1Q04 and a Ps.31 million gain in 4Q04. Operating margin fell to negative 1% from 3% in 4Q04 and remained practically unchanged YoY. EBITDA for the quarter was Ps.93 million, a 5% YoY increase, but a 27% Q0Q decline. EBITDA margin, declined to 8% in 1Q05, from 12% in 4Q04 and 11% in 1Q04.

The decline in EBIT is explained by:

- Incremental preventive maintenance expenses and energy costs a well as the continued cost overruns at the Diesel Iron Blocks and Heads business. Management continues to implement corrective measures at the Iron Foundry business. The scrap index improved slightly during the quarter, but there is room for further improvement;
- Higher prices of certain raw materials at the Iron foundry, such as carbon coke, iron scrap and ferro alloys, which were not yet passed through to all clients;
- Higher depreciation costs at the new auto parts and aluminum blocks foundries reflecting the ramping up process;
- Although the launch of the new crankshaft product line at the Auto Parts Foundry contributed to increase capacity utilization by 40% at this business, it resulted in additional development costs related to its ramping up; and
- A 3.5% salary increase for unionized employees at the three businesses.

Profitability at the Aluminum and Gasoline Iron Blocks & Heads businesses, however, rose during the quarter. The improvement at the Aluminum Foundry was mostly due to the growth of the EV6 operation and the initial ramping up of the L850 Four Cylinder Head launched this quarter. Capacity utilization at this business rose to 80% from 60% by year-end 2004.

For the remainder of 2005, management expects to see the full effect of the corrective measures being taken at the Iron Foundry towards the end of the year and are based on a strengthened technical production team as well the continuous improvement of manufacturing processes. Results are also expected to benefit from increased capacity utilization. Operating results will also depend on the successful implementation of surcharges. This is expected to result in improved operating margins.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	(5)	31	0	N/A	N/A
Margin	*(1%)*	*3%*	*0%*		
Million Dollars	(1)	3	0	N/A	N/A
EBITDA					
Million Pesos	93	128	88	5%	(27%)
Margin	*8%*	*12%*	*11%*		
Million Dollars	8	11	8	8%	(26%)

BUILDING MATERIALS

For 1Q05, Building Materials revenues represented 39% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 fell 4% YoY to Ps.860 million, a result of sales declines of 4% at Ceramic Tiles, 4% at Water Heaters and 5% at Bathroom Fixtures.

On a sequential basis, revenues fell 24%, with declines of 20% at Ceramic Tiles, 42% at Water Heaters, and 13% at Bathroom Fixtures.

Ceramic Tiles volumes declined 2% YoY, with exports to the U.S. up 51% and domestics sales down 8%. The decline in domestic sales was principally due to high inventories at several of the Company's distributors built at year-end 2004 and the slow start of the year by construction companies that are supplied by GISSA's distributors. Although prices remained relatively stable during the period, the sales mix had a large proportion of low-end products, which resulted in a decline in revenue of 4%.

Water Heaters sales fell 4% YoY with volumes down 16% as certain distributors drew down on lower priced inventories on the back of the 6% price increase implemented early in the quarter to absorb the rise in steel prices. The price increase now seems to be holding. Sales were also impacted by the Company's strategy to exit less profitable distribution channels while focusing on developing value added niche product lines.

In addition, during the quarter, the Company recorded a Ps.9 million charge from promotions and product returns from distributors made in previous quarters.

Bathroom Fixtures volumes rose 2% YoY, with sales down 5%. This was principally due to a decline in domestic sales of both, high-end products for the remodeling market as well as low-end products to distributors benefiting from the federal housing program. Export volumes, in turn, rose 17%.

In addition, Holy Week took place in March, while in 2004 it took place in April, thus negatively impacting domestic purchasing patterns.

For the remainder of 2005, management expects YoY growth at Building Materials driven by a recovery of the Ceramic Tiles business. Ceramic Tiles sales are expected to grow driven by the ramping up of the new plant in Chihuahua, higher domestic demand driven by the federal housing program, ongoing opening of points of sale by distributors and additional exports to the U.S. At the Water Heaters and Bathroom Fixtures businesses, management expects stable sales for the remainder of the year.

Table 6: Sales - Building Materials Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	860	1,128	897	(4%)	(24%)
*Ceramic Tiles**	*484*	*606*	*502*	*(4%)*	*(20%)*
*Water Heaters**	*197*	*341*	*205*	*(4%)*	*(42%)*
*Bathroom Fixtures**	*128*	*147*	*135*	*(5%)*	*(13%)*
Volume					
Ceramic Tiles				*(2%)*	*(20%)*
Water Heaters				(16%)	*(42%)*
Bathroom Fixtures				2%	*(10%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Operating Income, EBITDA and Margins
Operating income for 1Q05 declined 74% YoY to Ps.26 million. Operating margin dropped to 3% from 11% in 1Q04. EBITDA fell YoY by 41%, with EBITDA margin down to 11% from 19% in 1Q04.

The year-over-year decline in operating income resulted principally from:

- Lower absorption of fixed and semi-fixed costs at the Ceramic Tiles and Water Heaters businesses resulting from the 8% and 19% decline in domestic sales volumes, respectively;
- Higher depreciation expenses and very low cost absorption as a result of the new Chihuahua ceramic tiles plant. This plant was operating at a very low capacity utilization rate at the end of the quarter, as it is ramping up its operations;
- An increase in excess of 80% in steel prices, which negatively impacted the Water Heaters business and higher energy costs at the three businesses. Steel prices, however, started to decline at the end of March 2005;
- Incremental advertising expenses related to the launch of new products at the Ceramic Tiles business;
- A Ps.9 million charge from promotions and product returns from distributors made in previous quarters; and
- A 3.5% salary increase for unionized employees at the three businesses.

On a sequential basis, operating income and EBITDA fell 85% and 60%, respectively.

For the remainder of 2005, management expects YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and marketing efforts at Water Heaters. Results are also expected to benefit from partial price increases to offset higher steel prices.

Table 7: Operating Income and EBITDA - Building Materials Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	26	173	102	(74%)	(85%)
Margin	*3%*	*15%*	*11%*		
Million Dollars	2	15	9	(74%)	(85%)
EBITDA					
Million Pesos	99	246	168	(41%)	(60%)
Margin	*11%*	*22%*	*19%*		
Million Dollars	9	21	15	(40%)	(59%)

HOUSEWARES

For 1Q05, Housewares revenues represented 12% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 fell YoY by 7% to Ps.258 million, resulting from a 9% decline in Kitchenware sales, while Tableware sales remained flat.

The decline in Kitchenware sales was principally due to the 8% price increase introduced in January, 2005.

For the remainder of 2005, management expects stable sales in line with domestic demand growth.

Table 8: Sales - Housewares Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	258	298	277	(7%)	(13%)
*Kitchenware Products**	*184*	*214*	*203*	*(9%)*	*(14%)*
*Tableware Products**	*72*	*76*	*72*	*0%*	*(6%)*
Volume					
Kitchenware Products				*(22%)*	*(20%)*
Tableware Products				*1%*	*(8%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Operating Income, EBITDA and Margins

During 1Q05 operating income fell 50% YoY to Ps.17 million, but was up from the Ps.13 million gain recorded in 4Q04. Operating margin fell to 7% from 13% in 1Q04, improved from the 4% recorded in 4Q04.

The YoY decline in operating income was principally due to:

- A 22% decline in volume at the kitchenware business;
- The impact of higher steel prices at the kitchenware business that were not fully translated to prices, as management implemented an 8% price increase during the quarter, and
- Higher energy costs.

EBITDA for the quarter was Ps.33 million, a 34% YoY decline, but a 9% QoQ increase. EBITDA margin was down to 13% from 18% for 1Q05, but was up from the 10% posted in 4Q04.

For the remainder of 2005, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented, surcharges to offset the increase in steel prices and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	17	13	35	(50%)	32%
Margin	*7%*	*4%*	*13%*		
Million Dollars	2	1	3	(49%)	35%
EBITDA					
Million Pesos	33	30	49	(34%)	9%
Margin	*13%*	*10%*	*18%*		
Million Dollars	3	3	4	(32%)	11%

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$755 million for fiscal year 2004. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2005)

	As of March 31,	
	2005	**2004**
ASSETS		
Current		
Cash and temporary investments	1,175	1,892
Trade receivables, net	1,924	1,717
Other receivables	214	158
Inventories	1,044	846
Other assets	312	291
Property, Plant and Equipment	**6,595**	**6,356**
Other Assets	**869**	**842**
TOTAL ASSETS	**12,134**	**12,102**
LIABILITIES		
Current		
Short term debt	243	89
Current portion of long term debt	45	321
Suppliers	1,133	830
Other liabilities (Income tax, EPS, and others)	708	855
Long term		
Long term debt	2,882	3,184
Deferred taxes	826	795
Long term sundry creditors	81	241
Stockholders' Equity	**6,216**	**5,788**
Total Liabilities and Stockholders' Equity	**12,134**	**12,102**

Financial Structure

	First Quarter	
	2005	**2004**
Net Debt	2,056	2,028
Cash Position	1,175	1,892
EBITDA/Interest Expense[1]	7x	11x
Debt to EBITDA[2]	2.64	3.00

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2005)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2005	2004	% Change
Net Sales	**2,217**	**1,973**	**12%**
Metal Mechanical Division	1,098	799	37%
Building Materials Division	860	897	(4%)
Housewares Division	258	277	(7%)
Cost of Sales	1,877	1,574	19%
Operating expenses	301	263	15%
Operating income	**39**	**137**	**(72%)**
Metal Mechanical Division	(5)	0	N/A
Building Materials Division	26	102	(74%)
Housewares Division	17	35	(50%)
EBITDA	**224**	**306**	**(27%)**
Metal Mechanical Division	93	88	5%
Building Materials Division	99	168	(41%)
Housewares Division	33	49	(34%)
Comprehensive Financial Cost	**38**	**(32)**	
Financial expenses	45	32	
Financial income	(26)	(22)	
Foreign exchange fluctuation	3	(29)	
Derivatives	23	7	
Monetary gains	(7)	(20)	
Other Expenses, Net	(20)	2	
Income Tax	3	53	
Employees' profit sharing	5	9	
Net Income	**15**	**107**	**(86%)**
Minority Interest	23	13	84%
Net Income of Majority Interest	**(8)**	**94**	**N/A**
Net Income per Share	(0.03)	0.33	N/A
Net Income per ADS	(0.18)	1.97	N/A
Operating cash flow per share	0.78	1.07	(27%)
Operating cash flow per ADS	4.70	6.42	(27%)
# of Shares Outstanding	286,152	285,700	

MARGINS	Three Month Period Ended March 31	
	2005	2004
Operating Margin	**2%**	**7%**
Metal Mechanical Division	*(1%)*	*0%*
Building Materials Division	*3%*	*11%*
Housewares Division	*7%*	*13%*
EBITDA Margin	**10%**	**15%**
Metal Mechanical Division	*8%*	*11%*
Building Materials Division	*11%*	*19%*
Housewares Division	*13%*	*18%*
Net Income Margin	**(1%)**	**5%**





SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C. 185 SECTION

For Immediate Release

Grupo Industrial Saltillo Reports First Quarter 2005 Results

Saltillo, Mexico, April 25, 2005 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2005[1].

First Quarter 2005 Financial Highlights[1]

- Consolidated revenues were Ps.2,217 million, a year-over-year increase of 12%, and a 10% sequential decline. In dollar terms, revenues rose 15% year-over-year to US$197 million.
- Operating income declined 72% year-over-year to Ps.39 million. On a sequential basis, operating income fell 82%. Operating margin dropped to 2%, from 7% in 1Q04 and 9% for 4Q04. In dollar terms, operating income was US$3 million, a 71% year-over-year decline.
- Consolidated EBITDA decreased 27% year-over-year to Ps.224 million, and 44% on a sequential basis. EBITDA margin dropped to 10% from 15% in 1Q04 and 16% in 4Q04. In dollar terms, EBITDA was US$20 million, a year-over-year drop of 25%.
- During the quarter the Company posted a net majority loss of Ps.8 million (US$1 million), or a loss per ordinary share of Ps.0.03 (US$0.02 per ADS). This compares with a net majority gain of Ps.94 million (US$8 million) for 1Q04, or a gain per ordinary share of Ps 0.33 (US$0.17 per ADS).

First Quarter 2005 Earnings Conference Call

(Please note that the conference call will be held in Spanish)

Date:	Tuesday, April 26, 2005
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(800) 344-1005 (US); (706) 634-1333 (International)
Passcode:	5580284
Tape Playback:	Starting Friday, April 26, 2005, at 1:00 PM US EST, ending at midnight EST on Tuesday, May 3, 2005. Dial-in Number: (800) 642-1687 (US), (706) 645-9291 (International). Confirmation Code: 5580284

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2005. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Revenues

Revenues for 1Q05 rose 12% YoY to Ps.2,217 million, driven by the 37% increase at Metal and Automotive. Building Materials and Housewares revenues, in turn declined 4% and 7%, respectively.

Exports for the quarter rose 32% year-over-year, as a result of the ongoing recovery of the U.S. economy, incremental exports to Australia and the U.S. by the Aluminum Foundry business, additional exports to the U.S. for Caterpillar and John Deere at the Diesel Iron Foundry and sales to Toyota at the Gasoline Foundry business. Exports also reflect higher sales ceramic tiles and bathroom fixtures sales.

For the remainder of 2005, management expects YoY additional growth to be driven by incremental sales at the Gasoline and Diesel Iron Foundries and the ongoing ramping up of the Ductile Iron Auto Parts business. Sales are also anticipated to benefit from increasing volumes of the EV6 aluminum project as well as the new L850 Four Cylinder Head contract with GM, launched in 1Q05. Sales at the Gasoline and Diesel Blocks and Heads businesses are also expected to benefit from the continued implementation of surcharges to partially offset higher raw material prices. Management also anticipates continued growth at Building Materials resulting from the ramping up of the new ceramic tiles plant in Chihuahua, a recovery in domestic demand driven by the federal housing program, as well as ongoing opening of points of sale by distributors and additional exports to the U.S.

Table 1: Total Sales

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Revenues (Million Pesos)	2,217	2,472	1,973	12%	(10%)
Metal and Automotive	*1,098*	*1,046*	*799*	*37%*	*5%*
Building Materials	*860*	*1,128*	*897*	*(4%)*	*(24%)*
Housewares	*258*	*298*	*277*	*(7%)*	*(13%)*
Domestic Sales	931	1,253	1,000	(7%)	(26%)
Exports	1,286	1,219	973	32%	5%
Revenues (Million Dollars)	197	216	171	15%	(8%)
Metal and Automotive	*98*	*91*	*69*	*41%*	*7%*
Building Materials	*77*	*98*	*78*	*(2%)*	*(22%)*
Housewares	*23*	*26*	*24*	*(4%)*	*(12%)*
Volume					
Metal and Automotive				*19%*	*11%*
Building Materials				*(5%)*	*(23%)*
Housewares				*(17%)*	*(17%)*

Operating Income (EBIT)

Operating income for 1Q05 fell YoY by 72% to Ps.39 million. Operating margin dropped to 2%, from 7% in 1Q04.

The 72% decline in EBIT is principally explained by:

- The decline in volume at the Building Products division and the resulting lower cost absorption;

- Incremental preventive maintenance expenses at the Iron Foundry and continued cost overruns at the Diesel Iron Blocks and Heads business;
- Higher prices of certain raw materials such as carbon coke, ferro alloys, steel, and which was not yet passed through to all clients;
- Lower absorption of fixed and semi-fixed costs stemming from the ramping up of three new plants, particularly at the Chihuahua ceramic tiles plant;
- Higher depreciation reflecting the new Ceramic Tiles, Aluminum plants and ductile iron plants;
- Higher energy and raw material costs across the businesses; and
- A 3.5% salary increase for unionized employees at the three divisions.

EBITDA for 1Q05 declined 27% YoY to Ps.224 million. EBITDA margin fell to 10% from 15% in 1Q04.

For the remainder of 2005, management expects operating income to improve YoY driven by higher capacity utilization. Management also expects to resolve the cost overruns at the Diesel and Gasoline businesses towards the end of the year and anticipates continuing to pass through increases in raw material prices to customers.

Table 2: Operating Income and EBITDA

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	39	217	137	*(72%)*	(82%)
Margin	*2%*	*9%*	*7%*		
Million Dollars	3	19	12	*(71%)*	(82%)
EBITDA					
Million Pesos	224	403	306	*(27%)*	(44%)
Margin	*10%*	*16%*	*15%*		
Million Dollars	20	35	27	*(25%)*	(43%)

Comprehensive Financial Cost (CFC)

CFC for the quarter was a loss of Ps.38 million, down from a Ps.32 million gain for the same period last year. This resulted mainly from the Ps.23 million non-cash loss from the mark-to-market of cross currency swap agreements executed on March 4, 2004 to convert peso denominated debt from the issuance of Certificados Bursatiles to U.S. Dollars.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since 4Q03. As a result, for 1Q05 the Company credited shareholder's equity with Ps.92 million and added Ps.46 million in deferred liabilities. Both of these figures represent non-cash items.

CFC also reflects a Ps.7 million monetary gain, and financial income of Ps.26 million for the quarter.

Total bank debt at March 31, 2005 was Ps.3,231 million (US$283 million), of which 91% is long-term.

Table 3: Comprehensive Financial Cost

	1Q05	4Q04	1Q04
CFC	38	(98)	(32)
Financial Expenses	45	55	32
Financial Income	(26)	(35)	(22)
Foreign Exchange Fluctuation	3	(13)	(29)
Derivatives	23	(43)	7
Monetary Loss	(7)	(61)	(20)

Other Income or Expenses

During the quarter, the Company recorded a Ps.20 million extraordinary income, net, principally reflecting a Ps.16 million gain from the divestiture of the non-core Molds for Plastic Injection business that took on February 2005. During the quarter, the Company also sold a piece of land in the center of Mexico, which resulted in a Ps.3 million gain.

Majority Net Income

For the quarter, the Company posted a majority net loss of Ps.8 million, or a 1% negative net income margin, compared with a gain of Ps.94 million, or a positive net margin of 5% for 1Q04. EPS for the quarter declined year-over-year to negative Ps.0.03 (US$0.02 per ADS) from a net gain per share of Ps. 0.33 (US$0.17 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$6 million. Of these, US$4 million were invested in the new project to cater L850 4 cylinder aluminum heads to GM and US$2 million at the new porcelanato ceramic tiles plant in San Luis Potosi.

METAL AND AUTOMOTIVE

For 1Q05, Metal and Automotive revenues represented 49% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 rose YoY by 37% to Ps.1,098 million driven by strong growth at the Aluminum, Diesel Iron Engine Blocks & Heads and Iron Auto Parts businesses. Sales at the Gasoline Iron Engine Blocks & Heads business also contributed to revenue growth.

Aluminum volumes rose 31% YoY due to continued strong sales from increasing volumes of GM's EV6 engine blocks, particularly to Australia and the US. The initial ramping up of the new L850 Four Cylinder Head contract with GM launched in 1Q05 also contributed to volume growth. Sales, in turn, were up 73% driven by value-added engine blocks, while in 1Q04 sales were mostly represented by engine heads.

Diesel Iron Engine Blocks & Heads volumes increased YoY by 19%, through incremental volumes to Caterpillar, Detroit Diesel and John Deere. Revenues rose 40%, reflecting a more favorable product mix and the continued partial pass through of the increase in the price of iron scrap and other commodities.

Volumes at Gasoline Iron Blocks & Heads YoY remained unchanged, while sales rose 2% reflecting price increases and the partial pass through of higher raw material prices to certain customers, which represented 14% of this business' sales.

Volumes of Iron Auto Parts rose by 78% YoY during the quarter. Growth was driven by the ramping up of operations as well as the addition of Chrysler to the client roster. Revenues were up 70% for the quarter, reflecting a lower priced average product mix resulting from new castings. This new foundry continues to operate above management's expectations, both in terms of quality and product development.

For the remainder of 2005, management expects additional sales growth driven by incremental sales to Toyota, Volkswagen and Chrysler at the Gasoline Iron Foundry and the ongoing ramping up of the ductile iron auto parts business. Sales at the Diesel Iron Foundry are also expected to grow, led by higher sales to Caterpillar and John Deer. Sales are also anticipated to benefit from the consolidation of the EV6 aluminum project as well as the ramping up of the new L850 Four Cylinder Head contract with GM launched in 1Q05. Sales at the Gasoline and Diesel Engine Blocks and Heads businesses are also expected to benefit from the continued implementation of surcharges to partially offset higher raw material prices.

Table 4: Sales - Metal and Automotive Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	1,098	1,046	799	*37%*	*5%*
Sales (Million Dollars)	98	91	69	41%	7%
*Aluminum B & H (Gasoline)**	*42*	*39*	*24*	*73%*	*8%*
*Iron Engine B & H (Diesel)**	*26*	*28*	*19*	*40%*	*(5%)*
*Iron Engine B & H (Gasoline)**	*21*	*17*	*20*	*2%*	*21%*
*Iron Autoparts**	*8*	*7*	*5*	*70%*	*23%*
Volume					
Aluminum B & H (Gasoline)				31%	9%
Iron Engine B & H (Diesel)				19%	(3%)
Iron Engine B & H (Gasoline)				0%	27%
Iron Autoparts				*78%*	*21%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

During the quarter, the division posted a Ps.5 million operating loss, compared with an operating loss of Ps.0.4 million in 1Q04 and a Ps.31 million gain in 4Q04. Operating margin fell to negative 1% from 3% in 4Q04 and remained practically unchanged YoY. EBITDA for the quarter was Ps.93 million, a 5% YoY increase, but a 27% Q0Q decline. EBITDA margin, declined to 8% in 1Q05, from 12% in 4Q04 and 11% in 1Q04.

The decline in EBIT is explained by:

- Incremental preventive maintenance expenses and energy costs a well as the continued cost overruns at the Diesel Iron Blocks and Heads business. Management continues to implement corrective measures at the Iron Foundry business. The scrap index improved slightly during the quarter, but there is room for further improvement;
- Higher prices of certain raw materials at the Iron foundry, such as carbon coke, iron scrap and ferro alloys, which were not yet passed through to all clients;
- Higher depreciation costs at the new auto parts and aluminum blocks foundries reflecting the ramping up process;
- Although the launch of the new crankshaft product line at the Auto Parts Foundry contributed to increase capacity utilization by 40% at this business, it resulted in additional development costs related to its ramping up; and
- A 3.5% salary increase for unionized employees at the three businesses.

Profitability at the Aluminum and Gasoline Iron Blocks & Heads businesses, however, rose during the quarter. The improvement at the Aluminum Foundry was mostly due to the growth of the EV6 operation and the initial ramping up of the L850 Four Cylinder Head launched this quarter. Capacity utilization at this business rose to 80% from 60% by year-end 2004.

For the remainder of 2005, management expects to see the full effect of the corrective measures being taken at the Iron Foundry towards the end of the year and are based on a strengthened technical production team as well the continuous improvement of manufacturing processes. Results are also expected to benefit from increased capacity utilization. Operating results will also depend on the successful implementation of surcharges. This is expected to result in improved operating margins.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	(5)	31	0	N/A	N/A
Margin	*(1%)*	*3%*	*0%*		
Million Dollars	(1)	3	0	N/A	N/A
EBITDA					
Million Pesos	93	128	88	*5%*	(27%)
Margin	*8%*	*12%*	*11%*		
Million Dollars	8	11	8	*8%*	(26%)

BUILDING MATERIALS

For 1Q05, Building Materials revenues represented 39% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 fell 4% YoY to Ps.860 million, a result of sales declines of 4% at Ceramic Tiles, 4% at Water Heaters and 5% at Bathroom Fixtures.

On a sequential basis, revenues fell 24%, with declines of 20% at Ceramic Tiles, 42% at Water Heaters, and 13% at Bathroom Fixtures.

Ceramic Tiles volumes declined 2% YoY, with exports to the U.S. up 51% and domestics sales down 8%. The decline in domestic sales was principally due to high inventories at several of the Company's distributors built at year-end 2004 and the slow start of the year by construction companies that are supplied by GISSA's distributors. Although prices remained relatively stable during the period, the sales mix had a large proportion of low-end products, which resulted in a decline in revenue of 4%.

Water Heaters sales fell 4% YoY with volumes down 16% as certain distributors drew down on lower priced inventories on the back of the 6% price increase implemented early in the quarter to absorb the rise in steel prices. The price increase now seems to be holding. Sales were also impacted by the Company's strategy to exit less profitable distribution channels while focusing on developing value added niche product lines.

In addition, during the quarter, the Company recorded a Ps.9 million charge from promotions and product returns from distributors made in previous quarters.

Bathroom Fixtures volumes rose 2% YoY, with sales down 5%. This was principally due to a decline in domestic sales of both, high-end products for the remodeling market as well as low-end products to distributors benefiting from the federal housing program. Export volumes, in turn, rose 17%.

In addition, Holy Week took place in March, while in 2004 it took place in April, thus negatively impacting domestic purchasing patterns.

For the remainder of 2005, management expects YoY growth at Building Materials driven by a recovery of the Ceramic Tiles business. Ceramic Tiles sales are expected to grow driven by the ramping up of the new plant in Chihuahua, higher domestic demand driven by the federal housing program, ongoing opening of points of sale by distributors and additional exports to the U.S. At the Water Heaters and Bathroom Fixtures businesses, management expects stable sales for the remainder of the year.

Table 6: Sales - Building Materials Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	860	1,128	897	(4%)	(24%)
*Ceramic Tiles**	*484*	*606*	*502*	*(4%)*	*(20%)*
*Water Heaters**	*197*	*341*	*205*	*(4%)*	*(42%)*
*Bathroom Fixtures**	*128*	*147*	*135*	*(5%)*	*(13%)*
Volume					
Ceramic Tiles				*(2%)*	*(20%)*
Water Heaters				(16%)	*(42%)*
Bathroom Fixtures				2%	*(10%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Operating Income, EBITDA and Margins
Operating income for 1Q05 declined 74% YoY to Ps.26 million. Operating margin dropped to 3% from 11% in 1Q04. EBITDA fell YoY by 41%, with EBITDA margin down to 11% from 19% in 1Q04.

The year-over-year decline in operating income resulted principally from:

- Lower absorption of fixed and semi-fixed costs at the Ceramic Tiles and Water Heaters businesses resulting from the 8% and 19% decline in domestic sales volumes, respectively;
- Higher depreciation expenses and very low cost absorption as a result of the new Chihuahua ceramic tiles plant. This plant was operating at a very low capacity utilization rate at the end of the quarter, as it is ramping up its operations;
- An increase in excess of 80% in steel prices, which negatively impacted the Water Heaters business and higher energy costs at the three businesses. Steel prices, however, started to decline at the end of March 2005;
- Incremental advertising expenses related to the launch of new products at the Ceramic Tiles business;
- A Ps.9 million charge from promotions and product returns from distributors made in previous quarters; and
- A 3.5% salary increase for unionized employees at the three businesses.

On a sequential basis, operating income and EBITDA fell 85% and 60%, respectively.

For the remainder of 2005, management expects YoY recovery in operating income through higher capacity utilization at Ceramic Tiles and marketing efforts at Water Heaters. Results are also expected to benefit from partial price increases to offset higher steel prices.

Table 7: Operating Income and EBITDA - Building Materials Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	26	173	102	(74%)	(85%)
Margin	*3%*	*15%*	*11%*		
Million Dollars	2	15	9	(74%)	(85%)
EBITDA					
Million Pesos	99	246	168	(41%)	(60%)
Margin	*11%*	*22%*	*19%*		
Million Dollars	9	21	15	(40%)	(59%)

HOUSEWARES

For 1Q05, Housewares revenues represented 12% of the Company's consolidated net sales.

Revenues

Revenues for 1Q05 fell YoY by 7% to Ps.258 million, resulting from a 9% decline in Kitchenware sales, while Tableware sales remained flat.

The decline in Kitchenware sales was principally due to the 8% price increase introduced in January, 2005.

For the remainder of 2005, management expects stable sales in line with domestic demand growth.

Table 8: Sales - Housewares Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Sales (Million Pesos)	258	298	277	(7%)	(13%)
*Kitchenware Products**	*184*	*214*	*203*	*(9%)*	*(14%)*
*Tableware Products**	*72*	*76*	*72*	*0%*	*(6%)*
Volume					
Kitchenware Products				*(22%)*	*(20%)*
Tableware Products				*1%*	*(8%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Operating Income, EBITDA and Margins

During 1Q05 operating income fell 50% YoY to Ps.17 million, but was up from the Ps.13 million gain recorded in 4Q04. Operating margin fell to 7% from 13% in 1Q04, improved from the 4% recorded in 4Q04.

The YoY decline in operating income was principally due to:

- A 22% decline in volume at the kitchenware business;
- The impact of higher steel prices at the kitchenware business that were not fully translated to prices, as management implemented an 8% price increase during the quarter, and
- Higher energy costs.

EBITDA for the quarter was Ps.33 million, a 34% YoY decline, but a 9% QoQ increase. EBITDA margin was down to 13% from 18% for 1Q05, but was up from the 10% posted in 4Q04.

For the remainder of 2005, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented, surcharges to offset the increase in steel prices and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	1Q05	4Q04	1Q04	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	17	13	35	(50%)	32%
Margin	*7%*	*4%*	*13%*		
Million Dollars	2	1	3	(49%)	35%
EBITDA					
Million Pesos	33	30	49	(34%)	9%
Margin	*13%*	*10%*	*18%*		
Million Dollars	3	3	4	(32%)	11%

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$755 million for fiscal year 2004. The Metal and Automotive segment operates Castech, an aluminum foundry as well as the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2005)

	As of March 31,	
	2005	**2004**
ASSETS		
Current		
Cash and temporary investments	1,175	1,892
Trade receivables, net	1,924	1,717
Other receivables	214	158
Inventories	1,044	846
Other assets	312	291
Property, Plant and Equipment	**6,595**	**6,356**
Other Assets	**869**	**842**
TOTAL ASSETS	**12,134**	**12,102**
LIABILITIES		
Current		
Short term debt	243	89
Current portion of long term debt	45	321
Suppliers	1,133	830
Other liabilities (Income tax, EPS, and others)	708	855
Long term		
Long term debt	2,882	3,184
Deferred taxes	826	795
Long term sundry creditors	81	241
Stockholders' Equity	**6,216**	**5,788**
Total Liabilities and Stockholders' Equity	**12,134**	**12,102**

Financial Structure

	First Quarter	
	2005	**2004**
Net Debt	2,056	2,028
Cash Position	1,175	1,892
EBITDA/Interest Expense[1]	7x	11x
Debt to EBITDA[2]	2.64	3.00

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2005)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2005	2004	% Change
Net Sales	**2,217**	**1,973**	**12%**
Metal Mechanical Division	1,098	799	37%
Building Materials Division	860	897	(4%)
Housewares Division	258	277	(7%)
Cost of Sales	1,877	1,574	19%
Operating expenses	301	263	15%
Operating income	**39**	**137**	**(72%)**
Metal Mechanical Division	(5)	0	N/A
Building Materials Division	26	102	(74%)
Housewares Division	17	35	(50%)
EBITDA	**224**	**306**	**(27%)**
Metal Mechanical Division	93	88	5%
Building Materials Division	99	168	(41%)
Housewares Division	33	49	(34%)
Comprehensive Financial Cost	**38**	**(32)**	
Financial expenses	45	32	
Financial income	(26)	(22)	
Foreign exchange fluctuation	3	(29)	
Derivatives	23	7	
Monetary gains	(7)	(20)	
Other Expenses, Net	(20)	2	
Income Tax	3	53	
Employees' profit sharing	5	9	
Net Income	**15**	**107**	**(86%)**
Minority Interest	23	13	84%
Net Income of Majority Interest	**(8)**	**94**	**N/A**
Net Income per Share	(0.03)	0.33	N/A
Net Income per ADS	(0.18)	1.97	N/A
Operating cash flow per share	0.78	1.07	(27%)
Operating cash flow per ADS	4.70	6.42	(27%)
# of Shares Outstanding	286,152	285,700	

MARGINS	Three Month Period Ended March 31	
	2005	2004
Operating Margin	**2%**	**7%**
Metal Mechanical Division	*(1%)*	*0%*
Building Materials Division	*3%*	*11%*
Housewares Division	*7%*	*13%*
EBITDA Margin	**10%**	**15%**
Metal Mechanical Division	*8%*	*11%*
Building Materials Division	*11%*	*19%*
Housewares Division	*13%*	*18%*
Net Income Margin	**(1%)**	**5%**

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

Direct Dial + (212) 819-8631 vpupello@whitecase.com

May 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH. D.C.
185
SECTION

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated April 14, 2005, announcing that the Company has signed agreements with Caterpillar Inc. to jointly build a plant in northern Mexico to manufacture diesel engine blocks and cylinder heads.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello

VP:vp

Enclosure


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH, D.C.
185
SECTION



GRUPO INDUSTRIAL SALTILLO

For Immediate Release

Grupo Industrial Saltillo and Caterpillar Inc. Finalize Agreements to Build New Joint Venture Foundry to Manufacture Iron Engine Blocks and Heads in México

Saltillo, México, April 14th, 2005 – Grupo Industrial Saltillo, S.A. de C.V. (BMV:GISSA, OTC: GISQY) (GISSA or the Company), a leading Mexican industrial company, today announced that it has signed agreements with Caterpillar Inc. (Caterpillar) to jointly build a new diesel engine blocks and cylinder heads plant in northern Mexico. The foundry will produce castings for use at Caterpillar's manufacturing facilities in Illinois, South Carolina and Georgia, plus other future customers.

Ernesto Lopez de Nigris, GISSA's Co-Chairman, said: "We are very excited to be embarking on this project with a leading industry player such as Caterpillar. This is an important step in our strategy to better align our objectives with those of our clients, while continuing to invest in our core businesses."

Mr. Lopez de Nigris continued: "Our strategic alliance with Caterpillar demonstrates our ability to continue to pursue growth in the diesel engine industry, where we have been successfully operating since 1997 and have made investments in excess of US$90 million to-date."

"We expect to begin official production at the new state-of-the art foundry in 2007. Once the construction of the new plant is concluded, annual capacity of our Diesel Engine Blocks and Heads business would increase to 180,000 tons." Mr. Lopez de Nigris concluded.

This joint venture is 67% owned by Grupo Industrial Saltillo. Under the terms of the agreements Caterpillar provides technical and operating support. Currently, GISSA is a Caterpillar strategic supplier and one of the largest manufacturers of iron engine blocks and cylinder heads in the world.

The joint venture foundry will have an annual capacity of 90,000 tons and will require a total investment of US$136 million. The capital investment will be tied to a long-term supply agreement with Caterpillar. Half of the capital requirements will be funded by capital contributed by both owners and half by long-term debt. GISSA expects to fund its portion of the investment through internal cash flows and debt.

ABOUT GRUPO INDUSTRIAL SALTILLO: Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined revenues of US$755 million for the fiscal year ended December 31, 2004. The Metal and Automotive segment is focused on the manufacturing of grey iron and aluminum castings for the automotive industry. The Building Products segment includes the production of wall and floor ceramic tiles, water heaters and bathroom fixtures. The Housewares segment includes the production of kitchen- and tableware. More information can be found at www.gis.com.mx.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto Gonzalez, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com


RECEIVED
MAY 1 2 2005
185
SEC MAIL PROCESSING SECTION
WASH. D.C.


GRUPO
INDUSTRIAL
SALTILLO

For Immediate Release

Grupo Industrial Saltillo and Caterpillar Inc. Finalize Agreements to Build New Joint Venture Foundry to Manufacture Iron Engine Blocks and Heads in México

Saltillo, México, April 14th, 2005 – Grupo Industrial Saltillo, S.A. de C.V. (BMV:GISSA, OTC: GISQY) (GISSA or the Company), a leading Mexican industrial company, today announced that it has signed agreements with Caterpillar Inc. (Caterpillar) to jointly build a new diesel engine blocks and cylinder heads plant in northern Mexico. The foundry will produce castings for use at Caterpillar's manufacturing facilities in Illinois, South Carolina and Georgia, plus other future customers.

Ernesto Lopez de Nigris, GISSA's Co-Chairman, said: "We are very excited to be embarking on this project with a leading industry player such as Caterpillar. This is an important step in our strategy to better align our objectives with those of our clients, while continuing to invest in our core businesses."

Mr. Lopez de Nigris continued: "Our strategic alliance with Caterpillar demonstrates our ability to continue to pursue growth in the diesel engine industry, where we have been successfully operating since 1997 and have made investments in excess of US$90 million to-date."

"We expect to begin official production at the new state-of-the art foundry in 2007. Once the construction of the new plant is concluded, annual capacity of our Diesel Engine Blocks and Heads business would increase to 180,000 tons." Mr. Lopez de Nigris concluded.

This joint venture is 67% owned by Grupo Industrial Saltillo. Under the terms of the agreements Caterpillar provides technical and operating support. Currently, GISSA is a Caterpillar strategic supplier and one of the largest manufacturers of iron engine blocks and cylinder heads in the world.

The joint venture foundry will have an annual capacity of 90,000 tons and will require a total investment of US$136 million. The capital investment will be tied to a long-term supply agreement with Caterpillar. Half of the capital requirements will be funded by capital contributed by both owners and half by long-term debt. GISSA expects to fund its portion of the investment through internal cash flows and debt.

ABOUT GRUPO INDUSTRIAL SALTILLO: Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined revenues of US$755 million for the fiscal year ended December 31, 2004. The Metal and Automotive segment is focused on the manufacturing of grey iron and aluminum castings for the automotive industry. The Building Products segment includes the production of wall and floor ceramic tiles, water heaters and bathroom fixtures. The Housewares segment includes the production of kitchen- and tableware. More information can be found at www.gis.com.mx.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto Gonzalez, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com